SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT
OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-2 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

July 30, 2002

TELIA AB

(Name of Filer)

SONERA CORPORATION

(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

THE FOLLOWING IS A TRANSCRIPT OF A PRESS CONFERENCE HELD BY TELIA AB ON JULY 25, 2002.

Telia’s press conference

Translation from Swedish

July 25 2002

Welcome to this press conference, where we will present Telias half-year result for 2002. I find that this result is pretty good considering the current state of the market. Of course we are delighted that at the same time the share price has gone up. Naturally, our result includes a positive picture as well as some problems. We will deal with and solve these problems.

I would like to say that in the current market situation Telia stands strong. In this turbulent situation where different operators face problems, we feel that the customers come to us. And it’s stable operators with big market shares who will win in the long-term perspective on this type of market, I think. I think that in the long run we will be able to strengthen our position on our home markets.

It’s also important for us, and especially important for me, to really make sure that we keep Telia oriented towards customers and results. This is important to make the most of the strength we have in Telia.

This morning Sonera presented their result simultaneously with us. We are quite well prepared for the merger. We are delighted that the EU commission has approved of the merger, which allows us to concentrate all our efforts to prepare for the merger. As our two companies eventually are brought together, we create a very strong telecom player on the Nordic market.

Now let’s get to the half-year result. Bo Jacobsson, our CFO, is with me today, and we will present the result together.

We have had an underlying earnings trend which has been very positive. The core businesses have grown with 6 percent and underlying EBITDA reaches the 25 percent margin. We have had a number of rationalizations which have proved effective. These rationalizations effects will continue later this year. Investments have decreased and this has lead to an improved cash flow.

The purpose of these efficiency measures are naturally to further improve our profitability and we have seen margin improvements in all core businesses. This has led to some reductions in staff. More than 1.000 people are affected by these efficiency measures and this has lead to some costs during the first quarter, but mainly during the second quarter, SEK 482 million.

Naturally, these efficiency measures will continue. I estimate that they will continue to bring a positive effect during the rest of the year. These efficiency measures have so far concerned distribution and sales, our front organisation, and we see an ongoing potential.

Now let’s look at the different business areas and start with the mobile area. Here we have seen a very strong progress during the second quarter when it comes to revenue per customer, but mainly traffic minutes — and that goes for all markets. This is of course very positive. This has helped to improve underlying EBITDA. But we have also an improved efficiency in the mobile business that has made a difference. Among other things we have created a common Nordic organisation. In the mobile area we find about half of planned staff cutbacks.

When it comes to Sweden our number of traffic minutes reach record highs and even here we have improved our revenue per customer, despite the effect of the price reduction on interconnect. We also see that more prepaid phone cards are sold. To in some way improve our position on the market we have introduced a flexible subscription.

In Norway, business is better than ever. Business has increased and we have improved the EBITDA margin. It reaches as much as 44 percent during this quarter. Let’s remember that we have had rather low costs for customer acquisitions during this quarter. This is based partly on the fact that we have been good at simple and attractive customer offers and we have also seen an ongoing strong sms growth.

I Denmark, the increase of new customers has been unusually strong, 91.000 new customers, so the total number is now more than 400.000. We are approaching the number of customers we think we must have to reach a positive EBITDA. We think we need about 500.000 customers, so we are approaching this goal.

In Finland business has increased. We have carried out a rearrangement to a separate network instead of cooperating with another operator. This means that we have now established a national roaming with Suomen 2G. Here too we have improved efficiency and as you know we have promised to dispose of this business. The sale has already started.

In the Baltic region and Russia we also see result improvement and a good growth.

Internet Services focuses very much on profitability and improving margins and we have seen an increase in sales by 25 percent and we have also seen reduced costs. This way we have improved margins the third quarter in a row. The increase in business is much due to successful broadband businesses, especially towards companies. I’d like to point towards a business that we find very important, with the National Corporation of Swedish Pharmacies, where we have closed a deal with so-called IPVPN-traffic. This is the modern way of using the Internet with safe connections for a whole company.

Lower costs come from looking at the portfolio of products and in general a restructuring of the business where we focus a lot on reaching an improved profitability.

As you can see from the picture, the number of ADSL-customers has been tripled in one year. This is a pretty strong development of the broadband business.

Telia International Carrier is one of our problem areas. Let me here confirm that the market is very turbulent. Several of our competitors have gone bankrupt or are in the state of Chapter Eleven. This has somewhat strengthened our position on the market. We are viewed as a strong player. We have had an increased influx of orders. We have at the same time, and for some time now, taken a number of steps to improve efficiency in our business. We have cut back on consultants. We have reduced the amount of leased capacity. We have negotiated about operating and maintenance agreements. This way we have improved the underlying EBITDA-result the third quarter in a row. We have also seen decreased investments.

Nevertheless, I have to admit that the result we present within International Carrier is not satisfying. It’s not satisfying for EBITDA and also I don’t find that revenue growth is satisfying considering the turbulence on the market and the increase of revenue we ought to see. This has made us hasten our efforts to look at this business. At present there is a radical review of our business in International Carrier. The goal is to come to a positive cashflow as soon as possible.

In Networks we are proud to show that the underlying EBITDA margin is kept on a stable level, despite a reduction in business. As you know, we were deeply affected after the introduction of the local pre-select. We have compensated for this by a number of measures, like efficiency measures, and these steps affect about 400 people. We have also been affected by lower interconnect prices when Networks connects their traffic to the mobile networks in Sweden.

The market development that we see, rather turbulent even on the Swedish market, where we have many small operators to compete with, favours Telia which is strong and well-established. We see a certain weakening due to this in our wholesale business, even if it still grows by rather large numbers. We think that we in a long perspective are favoured by this on the end consumer market, which naturally is very important to us.

I will now comment a little on the earlier financial goals that we have set up. Here I won’t give any new prognosis or any new perspectives, but I would like to comment on the goals that have been set before. Then we had a goal of business growth of 8 percent. We can settle that in today’s market situation that should be considered a high goal. We have a goal that the underlying EBITDA-margin should be set somewhere between 25 and 30 percent. I note that during the second quarter we reached 25 percent. Our investments (CAPEX) should be between SEK 10 and 15 billion. That is a realistic goal.

When it comes to International Carrier we have stated earlier that we will reach a positive EBITDA by the end of this year, not for the year as a whole of course, but by the end of the year. I have to say that considering the current turbulence and difficulties on market, we don’t think this is likely to happen.

A goal of Internet Services is to be EBITDA-positive on a monthly basis by the end of the next year, 2003. We consider this possible. But let’s remember that here we will be affected by the disposal of Comhem, as we committed to do when the merger was approved of by EU.

In Telia Mobile Denmark we have earlier stated that to reach a positive EBITDA we need to reach about half a million costumers. The good growth we have had during the second quarter of course makes us getting closer to that goal.

When it comes to the merger between Telia and Sonera we have had an approval from EU, and we are very happy about it. We had it July 10th. It does of course require some obligations. I have stated earlier that I think that these obligations are after all reasonable and we will se only a minor affect on our financial figures due to these obligations. We are now counting on to start the bidding period in two weeks, when we have added the result of the second quarter into the prospect, both ours and Sonera’s. We are counting on the agreement to be finished in September.

Some extensive planning has been in progress during the last spring. I have committed quite some time to this myself. Before I took up my position on July 1st I committed all my time to this. I think we have come quite far compared to what we had in mind. Naturally, we can’t go too far on this early stage. We are well prepared.

Looking at the market prospects for the group as a whole I say there is an excessive establishment on the telecom market. Several players are experiencing difficulties. As I said earlier, growth is weakened on the wholesale market. Position on the market is crucial. Those who are strong will probably be stronger.

What are our possibilities in this situation? Above all to really use Telia’s strength. The different positions we have on our home markets gives us an enormous strength. We will continue to improve efficiency and naturally we will deal with our problem areas like International Carrier and Telia Denmark Mobile, and of course carry out the merger with Sonera.

To create such a strong telecom player in the Nordic region is naturally a very big thing we can do. We will be the first two so-called incumbants to merge in Europe. But above all I want to talk about something very dear to me. To take advantage of our possibilities we really have to orient our business towards customers and results. I don’t say we haven’t done that before, but we still have a long way to go and there is a great potential here in the future.

And now I will give the word to Bo Jacobsson, who will look at the figures in detail. Please, Bo!

Bo Jacobsson: — Thank you. Let’s take a look at the trends. Anders has explained a lot why things are the way they are. If we look at sales development we have a growth in the core businesses of 6 and 7 percent for the first six months. The total growth is much more moderate, due to the fact that divestitures of non core businesses affect the total picture. Now, the first six months, the core businesses represent 98 percent of the total picture. This figure was 93 percent during the first six months last year. So we have an increasing part that represents the core businesses and an underlying growth in it, while the total only increases by 1 percent as a result of this.

Underlying EBITDA reaches almost SEK 3,6 billion, where a positive development on the mobile side of course contributes to a growth consisting of 19 percent of the total and 12 percent of the core businesses. We have a stable margin development during this year. We reach a margin of 25 percent during the second quarter.

Now let’s look at the business areas. The mobile business expands by 17 percent during the last quarter, and the same goes for the first six months. As Anders mentioned, Norway has a very positive development, 28 percent for the quarter, same for the first six months. We have a development in Sweden which is somewhat less than an 8 percent growth. We have a growth in Denmark and Finland as well that contributes, but at a lower level. But as a total a stable growth, an all-round growth, in the mobile area, resulting in a stronger underlying EBITDA, a growth that exceeds the business growth, 26 percent on the result level, which is of course due to strengthened margins. We have a margin of 25 percent.

A factor that contributes strongly is of course Norway and its strengthened margins. We also have an increase in underlying EBITDA on the Swedish market, despite the negative effect of lower interconnect prices. In Denmark we have a strong customer growth, as mentioned, and increased customer acquisition costs that negatively affect the result.

In Internet Service an ongoing good growth, 25 percent for the quarter and 30 percent for the first six months due to customer growth and rise in prices. Anders described the background to this. We see a positive growth and that leads to a partly reduced deficit in underlying EBITDA. Above all reduced costs and improved profitability in the TV business improve the result for this quarter.

In the Carrier business, plus 22 percent, 28 percent up the first six months and, as Anders mentioned, a growth that is not sufficient to give the result we want. But we see a successive reduced deficit and improved cost efficiency contributes to this outcome.

In Networks we see reduced sales. We are down 4 percent for comparable units and 5 percent as a total. We have effects of local preselection, we have effects of certain divestitures that we have made in the UK, Finland among other things, which were present the last year. But we have also a certain decrease in volume and prices in other parts, which are not compensated by a strong growth on the wholesale market like before. We rather see some weakening in the growth speed on the whole sale market.

In spite of this we see a stable development in the underlying EBITDA, a stable margin development. It’s a combination of improved efficiency, costs rationalizations and, as mentioned earlier, lower joint service prices contribute positively to cost development.

If we leave underlying EBITDA and see shares of earnings in associated companies there has been a lot of divestitures during last year that resulted in big one-time item. This year we own far less associated companies. The result during the second quarter is foremost due to capital gains made in this area. Net of this, it is a smaller result. We see that capital gains as a total are 335 million during the period.

Looking at the costs that are in level under the underlying EBITDA, we have depreciations of about 3 billion, an increase with 0,6, and in this area we have one time depreciations of about 150 billion concerning the portal business in Internet Service. We have other costs that negatively affect the operating income, like restructurings for, as mentioned, 480 million. 350 of these are costs for redundant staff.

We also have pension-related costs due to the fact that asset values in pension funds are reduced and negatively affect the operating income for the quarter by 300 billion. Pensions affect the first six months by approximately 200 billion accumulatively.

So we get an operating result of SEK 119 billion. These one-time character items were positive last year by 200 billion, so the result before the mentioned items would make the negative result after finance of minus 78 reach 750 billion plus, and we would before these items be in level with last year.

But despite that we have a negative result before taxes, a positive net income, 30 billion, which is due to the fact that previously not used deficit deductions have been used, which produces a positive tax effect. Therefore we have a very weak positive net income on the bottom line.

Let’s look at investment and how balance sheet and cash flow have developed. We have talked a lot about reduced CAPEX levels and now we see that during the second quarter this year we still have low investment levels, like the first quarter. So we have a reduction in total on investments on more than 50 percent during the second quarter. Investments in both the fixed network in Sweden and in Carrier are considerably lower than last year.

This development with reduced investments of course contribute positively to the cash flow. As a total we have an net interest-bearing liability in level with the turn of the year or a little below SEK 10,3 billion and a follow-on low debt-equity ratio — and thus also a very strong balance sheet.

In the latest quarterly reports, we have said that our focus is on strengthened cash flows and a continued increase of revenues in our core businesses, strengthened margins and reduced CAPEX-levels. If you look at the operative cash flow we have a positive operative cash flow, during this quarter about one and a half billion, slightly positive for the first six months. Last year we had very positive effects of sales.

If you sort out sales and changes in financial fixed assets and show the underlying cash generation minus CAPEX, we have had negative figures which now have turned to positive figures. We note that this is an important change compared to the second quarter last year and it’s a trend break since our business generates a surplus in cash which exceeds the CAPEX-level. We have focused a great deal on this during this year.

Let’s make a summary. We have a an increase in the underlying core businesses, 6 percent for the quarter, 7 percent for the first six months. We have a better margin than last year and we have reached a level of 25 percent for the second quarter. We have an improved underlying cash flow from the current business minus CAPEX which has been our goal and will be a goal for us in the future. We have a very strong balance-sheet which feels reassuring considering the situation in the world today.

Now you have an opportunity to ask questions.

Michael Törnwall, Dagens Industri: — In the report you warned that there may be more rationalizations. Can you say anything about the number of people that will be redundant this time? How many will be redundant when the merger with Sonera is completed?

Anders Igel: — I cannot answer that. At this point a thousand people are affected. As you know, we have a well-established method for how we handle these people. We have an internal jobcenter, we have different measures to help the employees as much as possible. It would be wrong of me to speculate about future redundancies. It is much more simple than that. I don’t even know, because we have not come that far in these discussions. But there will be more people rationalized as we will continue the efficiency measures. When the companies merge a number of people will be affected since we want to take advantage of the synergy effects.

Bengt Mölleryd, Evli Bank: — I am curious about International Carrier. How to reach a positive cash flow? Are you considering liquidation now that Sonera is selling the German business? What about Internet Services? What should they do to reach profitability and what significance does it have that you loose Com Hem?

Anders Igel: — If we begin with International Carrier. We have made a thorough review of the business. It is too early for me to say what will come out of this and how to reach a positive cash flow. One thing is certain, we must deal with this problem and we must reach a positive cash flow as soon as possible. This can be done in different ways and it’s too soon to have an opinion about it today.

When it comes to Internet Services, we are a bit more confident. As you could see, our opinion is that the goals set up are possible to reach. But the cable-TV-business is important and the goals will be influenced by the fact that parts of it will eventually disappear.

Forward-Looking Statements

This document contains forward-looking statements regarding the timing of certain regulatory approvals relating to the planned merger between Telia and Sonera and the timing of Telia’s exchange offer to Sonera’s shareholders and warrantholders. Statements that are not strictly historical statements, including statements about Telia’s and Sonera’s beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Telia and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

The combination of Telia and Sonera will be implemented through an exchange offer made by Telia to the shareholders of Sonera. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 that will be filed with the U.S. Securities and Exchange Commission (the “SEC”). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents will contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-2 that will be filed with the SEC by Sonera relating to the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-2 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden Attention: External Communications and Investor Relations (tel: 46 8 7137143), or Sonera Corporation, Investor Relations, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland, Attention: Investor Relations (tel: 358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-2 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.